
Mail Stop 3561

January 6, 2006

<u>Via U.S. Mail and Fax</u>
Kristian Kostovski
President
Vector Ventures Corp.
Analipseos 30 Apt. #25
52236 Panorama
Thessaloniki, Greece

   Re: **Vector Ventures Corp.**
      Amendment No. 1 to the Form SB-2
      Filed December 23, 2005
      File No. 333-129847

Dear Mr. Kostovski:

  We have reviewed your filing and your December 23, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Form SB-2

General

1. We have considered your responses to prior comment 1 and 4, where you state that the units and warrants are not being registered. However, we note that you are planning to publicly offer and sell the units listed in the fee table of the registration statement, and that the units consist of one share of common stock

and two common stock purchase warrants. As a result, at the same time you publicly offer and sell the units, you also will be publicly offering and selling (1) the common stock underlying the units, (2) the warrants underlying the units, and (3) the common stock underlying the warrants. Because it appears that you cannot rely on an exemption from registration for the offer and sale of any of these securities, you should register and include all of the securities in the fee table of the registration statement, including the units and the warrants underlying the units. For guidance on how to calculate the registration fee for the units and warrants, please see our July 1997 Manual of Publicly Available Telephone Interpretations, Section B—Securities Act Rules, interpretations 111 and 112. The telephone interpretations manual is available on our website at http://www.sec.gov/interps/telephone.shtml.

2.   In light of our first comment, above, please also revise the cover page of the prospectus as follows:
   - Delete the first sentence, as the second sentence discloses the securities the company is offering;
   - Revise the fourth and sixth sentences so that you refer to "units" rather than "shares";
   - Delete the first two sentences of the second paragraph where you state that only the common stock is being registered and the units and warrants are not being registered;
   - Since it appears that your references to "shares" is to shares of common stock, please be more specific and refer either to common stock or shares of common stock;
   - Revise the third sentence of the second paragraph to simply state that the common stock and warrants will detach upon effectiveness of the registration statement;
   - State, if true, that there will be no public market for the units or warrants; and
   - Revise the offering proceeds table to show the proceeds from the sale of the units rather than the sale of common stock.

   Lastly, to make your cover page more readable, please do not capitalize terms used for their plain meaning, such as Common Stock, Common Stock Purchase Warrants, Units and Director.

Description of Business, page 20

3.   We note that the maps on pages 29, 30 and 32 do not appear on EDGAR with this amendment. Please ensure that you include your graphics with the next EDGAR filing of your registration statement.

Property, page 26

4.   As requested by our prior comment 26, please substantially revise your discussion
        of your property and mineral claims to remove your reliance on recitation of
        technical terms. As currently drafted, your disclosure does not provide context
        that will aid an average investor's understanding of the meaning of phrases such
        as "shear hosted polymetallic vein," "high-grade silver-lead float," "shear-hosted
        quartz vein," "gangue," "geochemical anomaly" and other technical terms. We
        also note that, even with the present glossary, the meaning of many of these terms
        is unclear in the discussion of your property and mineral claims.

Undertakings, page II-5

5.   Please revise this section to include the undertaking set forth in Item 512(g)(2) of
        Regulation S-B.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs
For Larry Spirgel
Assistant Director

cc: Michael Kessler
        Via Facsimile: (916) 239-4008